Ryder Scott Company
Petroleum Consultants
1100 Louisiana, Suite 3800
Houston, TX  77002-5218


February 23, 2000


Dominion Black Warrior Basin, Inc.
Riverfront Plaza - West Tower
901 E. Byrd Street
Richmond, VA  23219-4072

Gentlemen:

               At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain royalty interests of Dominion Resources Royalty Trust 1994-1 (Dominion) as of January 1, 2000. The subject properties are located in the Black Warrior Basin, Tuscaloosa County, Alabama. Two cases of reserve estimates based on different pricing parameters provided by Dominion are presented herein. The income data for Case 1 was estimated using escalated cost and price parameters.

         It should be noted that due to a combination of economic and political forces, there is significant uncertainty regarding the forecasting of future hydrocarbon prices. The recoverable reserves and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. A summary of the results of this study is shown below.

                                     CASE 1
                     ESCALATED PARAMETERS - YEAR END PRICING
                      Estimated Net Reserve and Income Data
                          Certain Royalty Interests of
                     DOMINION RESOURCES ROYALTY TRUST 1994-1
                         65% OVERRIDING ROYALTY INTEREST
                              As of January 1, 2000
           -----------------------------------------------------------

                                                                       Total
                                                                       Proved
                                                                    ------------
         NET REMAINING RESERVES
           Gas - MMCF                                                     70,235

         INCOME DATA
           Future Gross Revenue                                     $182,805,658
           Tax Credits                                              $ 24,858,955
                                                                    ------------
           Future Net Income (FNI)                                  $207,663,955

         Discounted FNI @ 5%                                        $149,458,540





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Dominion Black Warrior Basin, Inc.
February 23, 2000
Page 2



                                     CASE 2
                    UNESCALATED PARAMETERS - YEAR-END PRICING
                      Estimated Net Reserve and Income Data
                           Certain Royalty Interest of
                         DOMINION RESOURCES TRUST 1994-1
                         65% OVERRIDING ROYALTY INTEREST
                              As of January 1, 2000
        ----------------------------------------------------------------

                                                                        Total
                                                                       Proved
                                                                    ------------
NET REMAINING RESERVES
----------------------
  Gas - MMCF                                                              69,180

INCOME DATA
  Future Gross Revenue                                              $140,402,560
  Tax Credits                                                       $ 24,328,162
                                                                    ------------
  Future Net Income (FNI)                                           $164,730,722

  Discounted FNI @ 5%                                               $126,467,437


         All gas volumes are sales gas expressed in millions of cubic feet
(MMCF) at the official temperature and pressure base of the area in which the gas reserves are located.

         All of the reserves included herein are comprised of the proved producing category. The various producing status categories are defined under the tab "Reserve Definitions and Pricing Assumptions" in this report.

         A Staff Accounting Bulletin (S.A.B.) issued September 18, 1989 allows for oil and gas producing companies to include coalbed methane gas in their estimate of proved reserves under SEC guidelines. In accordance with the S.A.B. dated November 30, 1989 these reserves should be included provided they comply in all other respects with the definition of proved oil and gas reserves. Included is the requirement that methane production be economical at current prices, costs (net of the tax credit) and existing operating conditions. At your request, the coalbed methane gas reserves presented herein are based on economic parameters which include your estimates of the future Section 29 Tax Credit. Your estimates of the future tax credits are presented in detail under the tab "Reserve Definition and Pricing Assumptions" in this report.

         The future gross revenue is after the deduction of production taxes and before the addition of Dominion`s estimate of the Section 29 Tax Credit (presented as "Other Income"). The future net income is before the deduction of state and federal income taxes and general administrative









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Dominion Black Warrior Basin, Inc.
February 23, 2000
Page 3




overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for 100 percent of total future gross revenue from proved reserves.

         The discounted future net income shown above was calculated using a discount rate of 5 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form below.


                                Year End Pricing
                     DOMINION RESOURCES ROYALTY TRUST 1994-1
                         65% OVERRIDING ROYALTY INTEREST
                          Discounted Future Net Income
                              As of January 1, 2000
                                  Total Proved
             -------------------------------------------------------

           Discount Rate              Escalated               Unescalated
               Percent                  Case                      Case
          ----------------         -------------             -------------
                  10               $ 116,638,533             $ 102,854,098
                  15               $  95,964,656             $  86,958,053
                  20               $  81,813,050             $  75,533,178
                  25               $  71,505,369             $  66,904,940

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

RESERVES INCLUDED IN THIS REPORT

         Escalated Parameters

         The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10
(a) as clarified by subsequent Commission Staff Bulletins, except that they are based on cost and price parameters which allow for future changes in current economic conditions as discussed in other sections of this report; whereas, the definition approved by the Securities and Exchange Commission assumes no change in current economic conditions will occur in the future.







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Dominion Black Warrior Basin, Inc.
February 23, 2000
Page 4


         It should be noted that the estimated quantities of reserves presented in this report, which were based on escalated cost and price parameters, differ from the quantities of reserves which were estimated using constant current cost and price parameters.

         Unescalated Parameters

         The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X 210.4-10(a) as clarified by subsequent Commission Staff Accounting.

         Our definition of proved reserves is included under the tab "Reserve Definitions and Pricing Assumptions" in this report.

ESTIMATES OF RESERVES

         The reserves included herein were estimated by the performance method. The reserves estimated by the performance method utilized extrapolations of various historical data.

         The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

FUTURE PRODUCTION RATES

         Initial production rates are based on the current producing rates for those wells now on production. Test data on other related information were used to estimate the anticipated peak production rates for those wells which are not currently producing at peak rates. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of dewatering where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

         In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases.

         The future production rates from wells now on production may be more or less than estimated because of changes in marketing conditions or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.







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Dominion Black Warrior Basin, Inc.
February 23, 2000
Page 5



HYDROCARBON PRICES

         Escalated Parameters

         The future hydrocarbon price parameters used in the escalated pricing scenario reflect Dominion's current estimates. Estimates of future price parameters have been revised in the past because of changes in governmental policies, changes in hydrocarbon supply and demand, and variations in general economic conditions. There is a possibility that the price parameters used in this report may be revised in the future for similar reasons.

         Unescalated Parameters

         Dominion furnished us with gas prices in effect at January 1, 2000 and these prices were held constant to depletion of the reserves in the unescalated pricing scenario.

         Dominion's estimates of future price parameters for gas are presented in detail under the tab "Reserve Definitions and Pricing Assumptions" in this report.

COSTS

         The income attributable to Dominion Resources Royalty Trust 1994-1 is based on a 65 percent overriding royalty interest, and has no associated deductions or costs. The costs utilized in the evaluation of the leasehold interest are presented below.

         Escalated Parameters

         The escalated case utilized the same operating and cost parameters as the unescalated except they are escalated according to a scenario provided by Dominion. Future costs parameters are presented in detail under the tab "Reserve Definitions and Pricing Assumptions" in this report.

         Unescalated Parameters

         Operating costs for the leases and wells in the unescalated case are based on the operating expense reports of Dominion and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. The current operating costs were held constant throughout the life of the properties.

         At the request of Dominion, their estimate of zero net abandonment costs after salvage value for properties was used in this report. We have not performed a detailed study of the abandonment costs nor the salvage value and make no warranty for Dominion's estimate. No deduction was made for indirect costs such as general administration and overhead expenses,








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Dominion Black Warrior Basin, Inc.
February 23, 2000
Page 6



loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

GENERAL

         Table A presents a one line summary of gross and net reserves and income data for each of the subject properties. The grand summaries of our estimated projection of production and income by years beginning January 1, 2000 are presented under the tab "Grand Summary Projections".

         The estimates of reserves presented herein are based upon a detailed study of the properties in which Dominion owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Dominion has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Dominion were accepted without independent verification. The estimates presented in this report are based on data available through November 1999.

         Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income of the subject properties.

         This report was prepared for the exclusive use of Dominion Black Warrior Basin, Inc., The data, work papers, and maps used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.


Very truly yours,

RYDER SCOTT COMPANY, L.P.


C. Patrick McInturff, P.E.
Petroleum Engineer


Approved:


----------------------------------
John R. Warner, P.E.
Senior Vice President